UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits

Exhibit
Number	Description
1
Summary of Certain Information for Holders of Stock Options of Gemplus International S.A. (“GISA”) and Gemplus S.A. (“Gemplus S.A.”) and Holders of Shares of Gemplus S.A. mailed to holders of stock options of GISA on April 21, 2006.

2	Notice to Holders of Stock Options of Gemplus International SA. mailed to holders of stock options of GISA on April 21, 2006.